UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated November 7, 2012, announcing the Company's results for the three and nine months ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 9, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS THIRD QUARTER AND NINE MONTHS ENDED
SEPTEMBER 30, 2012 RESULTS

ATHENS, Greece, November 7, 2012 - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping", or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the third quarter and nine months ended September 30, 2012.

Financial Highlights
(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2011	Quarter Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
Average Number of Vessels	11.0	12.0	11.9	10.9
Time Charter Equivalent rate (TCE) (1)	20,229	11,574	22,316	12,418
Net Revenue	19,780,965	12,929,126	70,917,768	37,355,838
EBITDA (1)	11,205,794	(12,251,606)	24,030,285	719,953
Adjusted EBITDA (1)	13,077,350	6,395,056	47,848,367	20,068,979
Net Income / (Loss)	290,474	(18,785,001)	(11,061,826)	(17,885,810)
Adjusted Net Income / (Loss) (1)	2,857,855	(138,339)	14,821,040	1,463,216
Earnings / (Loss) Per Share basic & diluted (2)	0.05	(3.08)	(1.86)	(2.93)
Adjusted Earnings / (Loss) Per Share basic & diluted (1),(2)	0.48	(0.02)	2.50	0.24

(1)
Please see the table at the back of this release for a reconciliation of TCE to Time Charter Revenue, EBITDA and Adjusted EBITDA to Net Income, Adjusted Net Income to Net Income and Adjusted Earnings Per Share to Earnings Per Share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

(2)	Adjusted to give effect to the 1 to 10 reverse stock split that became effective on November 5, 2012.

Time Charter Coverage Update
Pursuant to its time chartering strategy, the Company mainly employs vessels under fixed rate time charters for periods ranging from one to five years.

Assuming all charter counterparties fully perform under the terms of the charters, based on the earliest redelivery dates and including our newbuilding vessels, the Company has secured employment for 79%, 55% and 7% of its fleet capacity for the remainder of 2012, 2013 and 2014, respectively.

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "For the third quarter of 2012, we reported Adjusted EBITDA of $6.4 million and Adjusted Net Loss of $0.1 million, or $0.02 per share. On average, we operated 12.0 vessels, with our utilization rate being more than 99%. Unfortunately, our results continue to be negatively impacted by the defaults of KLC and Deiulemar, along with the renewals of some of our legacy time charters at prevailing charter rates that are below breakeven levels, a situation that we expect to continue through 2014. However, in an effort to cushion ourselves from the full impact of this downturn, we have been proactive in fixing employment for our vessels and currently have 79% and 55% of our revenue days fixed for the remainder of 2012 and for 2013, respectively."

Mr. Bodouroglou continued, "In order to conserve cash and avoid taking delivery of our remaining four newbuilding vessels in the midst of this market downturn, we have agreed with the shipyard to reschedule the deliveries of the two remaining Handysize drybulk carriers and the two 4,800 TEU Containerships. As a result, we expect to take delivery of the two Handysize vessels in the first and fourth quarters of 2013, and the two Containerships in the second quarter of 2014. We are also in close discussions with our lenders to obtain waivers of certain covenants in our loan agreements and, in some cases, reduce our repayment profiles and ensure that we continue to remain current on all our obligations during the prevailing negative market conditions. "

Mr. Bodouroglou concluded, "We are optimistic that our proactive approach to addressing the consequences of this severe and protracted market downturn should allow us to address all actual and potential challenges and enable our Company to emerge stronger when the market turns, which it inevitably will."

Third Quarter 2012 Financial Results
Gross time charter revenue for the third quarter of 2012 was $13.7 million, compared to $21.0 million for the third quarter of 2011. The Company reported net loss of $18.8 million, or $3.08 per basic and diluted share, for the third quarter of 2012, calculated on 5,960,610 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the third quarter of 2011, the Company reported net income of $0.3 million, or $0.05 per basic and diluted share, calculated on 5,851,268 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net loss for the third quarter of 2012 was $0.1 million, or $0.02 per basic and diluted share, compared to adjusted net income of $2.9 million, or $0.48 per basic and diluted share, for the third quarter of 2011.

EBITDA for the third quarter of 2012 was negative $12.3 million, compared to positive $11.2 million for the third quarter of 2011. EBITDA for the third quarter of 2012 was calculated by adding to net loss of $18.8 million, net interest expense and depreciation that, in the aggregate, amounted to $6.5 million. Adjusted EBITDA, excluding all non-cash items described below, was $6.4 million for the third quarter of 2012, compared to $13.1 million for the third quarter of 2011.

The Company operated an average of 12.0 vessels during the third quarter of 2012, earning an average TCE rate of $11,574 per day, compared to an average of 11.0 vessels during the third quarter of 2011, earning an average TCE rate of $20,229 per day.

Total adjusted operating expenses for the third quarter of 2012 equaled $7.5 million, or approximately $6,832 per day per vessel, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.8 million of share-based compensation for the period. For the third quarter of 2011, total adjusted operating expenses were $7.3 million, or approximately $7,196 per day per vessel, including the same items as mentioned above, but excluding $1.1 million of share-based compensation.

As of September 30, 2012, the Company owned approximately 16.7% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships, an affiliate, is accounted for under the equity method and is separately reflected on Company's unaudited condensed consolidated balance sheet. For the third quarter of 2012, the Company recorded income of $0.5 million, representing its share of Box Ships' net income for the period, compared to $1.1 million for the third quarter of 2011. In the third quarter of 2012, we received a cash amount of $0.9 million, representing dividend distributions from Box Ships, compared to $0.5 million received in the third quarter of 2011.

In the third quarter of 2012, the Company recorded a non-cash loss of $2.9 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 4,285,715 of Box Ships' common shares, which was completed on July 18, 2012. In addition, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore, the investment was impaired and the Company recorded a non-cash loss of $14.4 million. Both items are included in "Loss on investment in affiliate" in the unaudited condensed consolidated statements of operations at the end of this release.

The change in the fair value of the shares of Korea Line Corporation ("KLC"), which the Company received as part of the settlement agreement entered into with KLC in September 2011, in connection with the early termination of the time charter in respect of the M/V Pearl Seas, was considered as other than temporary, and therefore the Company recorded a non-cash loss of $1.0 million in the third quarter of 2012.

Third Quarter 2012 Non-cash Items
The Company's results for the three months ended September 30, 2012 included the following non-cash items:

▪	Loss on investment in affiliate of $17.3 million, or $2.84 per basic and diluted share.
▪	Loss on marketable securities of $1.0 million, or $0.16 per basic and diluted share.
▪	An unrealized gain from interest rate swaps of $0.4 million, or $0.07 per basic and diluted share.
▪
Non-cash expenses of $0.8 million, or $0.13 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to the Company's executive officers, directors and employees.

In total, these non-cash items decreased net income by $18.6 million, or $3.06 per basic and diluted share, for the three months ended September 30, 2012.

Nine months ended September 30, 2012 Financial Results:
Gross time charter revenue for the nine months ended September 30, 2012, was $39.5 million, compared to $75.1 million for the nine months ended September 30, 2011. The Company reported net loss of $17.9 million, or $2.93 per basic and diluted share, for the nine months ended September 30, 2012, calculated on 5,929,115 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the nine months ended September 30, 2011, the Company reported net loss of $11.1 million, or $1.86 per basic and diluted share, calculated on 5,769,279 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the nine months ended September 30, 2012, was $1.5 million, or $0.24 per basic and diluted share. Adjusted net income for the nine months ended September 30, 2011 was $14.8 million, or $2.50 per basic and diluted share.

EBITDA for the nine months ended September 30, 2012, was $0.7 million, compared to $24.0 million for the nine months ended September 30, 2011. This was calculated by adding to net loss of $17.9 million for the nine months ended September 30, 2012, net interest expense and depreciation, that in the aggregate, amounted to $18.6 million for the nine months ended September 30, 2012. Adjusted EBITDA, excluding all non-cash items described below, was $20.1 million for the nine months ended September 30, 2012, compared to $47.8 million for the nine months ended September 30, 2011.

The Company operated an average of 10.9 vessels during the nine months ended September 30, 2012, earning an average TCE rate of $12,418 per day, compared to an average of 11.9 vessels during the nine months ended September 30, 2011, earning an average TCE rate of $22,316 per day.

Total adjusted operating expenses for the nine months ended September 30, 2012, were $20.9 million, or approximately $6,982 per day per vessel, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $2.4 million of share-based compensation for the period. For the nine months ended September 30, 2011, total adjusted operating expenses were $24.3 million, or approximately $7,471 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $4.0 million of share-based compensation.

For the nine months ended September 30, 2012, the Company recorded income of $1.9 million, representing its share of Box Ships' net income for the period, compared to $1.6 million for the nine months ended September 30, 2011. In the nine months ended September 30, 2012, we received a cash amount of $3.0 million representing dividend distributions from Box Ships, compared to $0.5 million in the nine months ended September 30, 2011.

In the nine months ended September 30, 2012, the Company recorded a non-cash loss of $2.9 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 4,285,715 of Box Ships' common shares, which was completed on July 18, 2012. In addition, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore, the investment was impaired and the Company recorded a non-cash loss of $14.4 million. Both items are included in "Loss on investment in affiliate" in the unaudited condensed consolidated statements of operations at the end of this release.

The change in the fair value of the shares of KLC, which the Company received as part of the settlement agreement entered into with KLC in September 2011, in connection with the early termination of the time charter in respect of the M/V Pearl Seas, was considered as other than temporary, and therefore the Company recorded a non-cash loss of $1.0 million in the nine months ended September 30, 2012.

Nine months ended September 30, 2012 Non-cash Items
The Company's results for the nine months ended September 30, 2012, included the following non-cash items:

▪	Loss on investment in affiliate of $17.3 million, or $2.84 per basic and diluted share.
▪	Loss on marketable securities of $1.0 million, or $0.16 per basic and diluted share.
▪	An unrealized gain from interest rate swaps of $1.3 million, or $0.22 per basic and diluted share.
▪
Non-cash expenses of $2.4 million, or $0.39 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to the Company's executive officers, directors and employees.

In the aggregate, these non-cash items decreased net income by $19.3 million, which represents a $3.17 decrease in earnings per basic and diluted share, for the nine months ended September 30, 2012.

Cash Flows
For the nine months ended September 30, 2012, the Company generated net cash from operating activities of $10.6 million, compared to $36.5 million for the nine months ended September 30, 2011. For the nine months ended September 30, 2012, net cash used in investing activities was $24.0 million and net cash from financing activities was $2.0 million. For the nine months ended September 30, 2011, net cash from investing activities was $30.7 million and net cash used in financing activities was $83.9 million.

Newbuilding Update
The Company has reached an agreement with Zhejiang Ouhua Shipbuilding Co., Ltd to postpone the delivery dates of the Company's vessels under construction and to change the apportionment of the advances already paid among the vessels under construction. Under the amended shipbuilding contracts and based on the latest updates from the shipyard, the remaining two Handysize drybulk carriers (Hull 612 and Hull 625) are expected to be delivered in the first and fourth quarters of 2013, respectively, and the two 4,800 TEU Containerships (Hull 656 and Hull 657) are expected to be delivered in the second quarter of 2014.

Financing Update
As of September 30, 2012, we were not in compliance with several financial and security coverage ratio covenants in our loan agreements. As a result, the Company may be required to prepay indebtedness, provide additional collateral in the form of cash or other property, or obtain waivers and amendments to the respective terms of the facilities. Given the current market conditions, the Company has proactively taken a long-term view and is currently in discussions with its respective lenders in order to address the issues in a mutually beneficial way that may also include amended amortization schedules and extensions on some of its facilities. If the Company is not able to reach a mutually acceptable resolution with its lenders, our total indebtedness may be reclassified as current and our lenders may accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

Recent Developments
Effective as of the close of trading on November 5, 2012, the Company effected a one-for-ten reverse stock split of its issued and outstanding common shares. The common shares commenced trading on the New York Stock Exchange on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at the Company's 2012 Annual General Meeting of Shareholders held on October 24, 2012 and by the Company's Board of Directors on October 24, 2012. The reverse stock split reduced the number of the Company's issued and outstanding common shares from approximately 61.0 million to approximately 6.1 million and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of the Company's authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of the Company's Common Stock as a result of the reverse stock split will receive a cash payment in lieu of such fractional share. The information in this press release has been adjusted to reflect the reverse stock split.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its third quarter and nine months ended September 30, 2012 results on November 7, 2012 at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-317-6789 (USA) or +1-412-317-6789 (international) to access the call. A replay of the conference call will be available until November 14, 2012 and can be accessed by dialing 1-877-344-7529 (USA) or +1-412-317-0088 (international) and using passcode 10020281.

Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company's current fleet consists of twelve drybulk vessels with a total carrying capacity of 779,270 dwt. In addition, the Company's current newbuilding program consists of two Handysize drybulk carriers that are scheduled to be delivered in 2013 and two 4,800 TEU Containerships that are scheduled to be delivered in 2014. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two Containerships under construction. For more information, visit: www.paragonship.com. The information contained on the Company's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of November 7, 2012.

Operating Drybulk Fleet
Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Total Handysize	2	74,498
Grand Total	12	779,270

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 612	Handysize	37,200	Q1 2013
Hull no. 625	Handysize	37,200	Q4 2013
Total Handysize	2	74,400

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of November 7, 2012.

Containership Newbuildings that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	Q2 2014
Hull no. 657 (1)	4,800	56,500	Q2 2014
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2011	Quarter Ended September 30, 2012
FLEET DATA
Average number of vessels (1)	11.0	12.0
Calendar days for fleet (2)	1,012	1,104
Available days for fleet (3)	980	1,104
Operating days for fleet (4)	949	1,098
Fleet utilization (5)	96.8%	99.5%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	20,229	11,574
Vessel operating expenses (7)	4,264	4,714
Drydocking expenses (8)	528	-
Management fees - related party adjusted (9)	1,164	967
General and administrative expenses adjusted (10)	1,240	1,151
Total vessel operating expenses adjusted (11)	7,196	6,832

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
FLEET DATA
Average number of vessels (1)	11.9	10.9
Calendar days for fleet (2)	3,259	2,995
Available days for fleet (3)	3,170	2,995
Operating days for fleet (4)	3,132	2,980
Fleet utilization (5)	98.8%	99.5%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	22,316	12,418
Vessel operating expenses (7)	4,396	4,684
Drydocking expenses (8)	719	-
Management fees - related party adjusted (9)	1,087	998
General and administrative expenses adjusted (10)	1,269	1,300
Total vessel operating expenses adjusted (11)	7,471	6,982

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys. Any idle days, relating to the days a vessel remains unemployed are included in available days.

(4)	Operating days for the fleet are the total available days after subtracting off-hire days for repairs and other operational matters.
(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)
Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(9)
Daily management fees - related party adjusted are calculated by dividing management fees charged by a related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(11)
Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2011	Quarter Ended September 30, 2012
Time Charter Revenue	21,029,614	13,680,309
Commissions	(1,248,649)	(751,183)
Voyage Expenses	(583,556)	(220,807)
Net Revenue, net of voyage expenses	19,197,409	12,708,319
Total operating days	949	1,098
Time Charter Equivalent	20,229	11,574

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
Time Charter Revenue	75,142,817	39,536,592
Commissions	(4,225,049)	(2,180,754)
Voyage Expenses	(1,025,410)	(350,748)
Net Revenue, net of voyage expenses	69,892,358	37,005,090
Total operating days	3,132	2,980
Time Charter Equivalent	22,316	12,418

Condensed Cash Flow Information (Unaudited)
(Expressed in United States Dollars)

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
Cash and Cash Equivalents, beginning of period	34,787,935	14,563,517
Cash generated from / (used in):
Operating Activities	36,469,522	10,600,820
Investing Activities	30,721,841	(24,012,113)
Financing Activities	(83,923,078)	2,008,217
Net decrease in Cash and Cash Equivalents	(16,731,715)	(11,403,076)
Cash and Cash Equivalents, end of period	18,056,220	3,160,441

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended September 30, 2011	Quarter Ended September 30, 2012
Net Income / (Loss)	290,474	(18,785,001)
Plus Net Interest expense, including interest expense from interest rate swaps	2,936,992	2,164,235
Plus Depreciation	7,978,328	4,369,160
EBITDA	11,205,794	(12,251,606)
Adjusted EBITDA Reconciliation
Net Income / (Loss)	290,474	(18,785,001)
Non-cash depreciation due to below market acquired time charters	695,825	-
Impairment loss	740,000	-
Loss on investment in affiliate	-	17,293,266
Loss on marketable securities	-	980,430
Unrealized loss / (gain) from interest rate swaps	62,088	(433,787)
Non-cash expenses from the amortization of share based compensation cost recognized	1,069,468	806,753
Adjusted Net Income / (Loss)	2,857,855	(138,339)
Plus Net Interest expense, including interest expense from swaps	2,936,992	2,164,235
Plus Depreciation, adjusted (2)	7,282,503	4,369,160
Adjusted EBITDA	13,077,350	6,395,056

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
Net Loss	(11,061,826)	(17,885,810)
Plus Net Interest expense, including interest expense from interest rate swaps	10,203,794	6,293,986
Plus Depreciation	24,888,317	12,311,777
EBITDA	24,030,285	719,953
Adjusted EBITDA Reconciliation
Net Loss	(11,061,826)	(17,885,810)
Non-cash revenue and depreciation due to below market acquired time charters	2,064,784	-
Impairment loss	5,740,000	-
Loss on investment in affiliate	-	17,293,266
Loss on marketable securities	-	980,430
Loss on sale of vessels	14,796,471	-
Unrealized gain from interest rate swaps	(709,911)	(1,325,422)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	3,991,522	2,400,752
Adjusted Net Income	14,821,040	1,463,216
Plus Net Interest expense, including interest expense from interest rate swaps	10,203,794	6,293,986
Plus Depreciation, adjusted (2)	22,823,533	12,311,777
Adjusted EBITDA	47,848,367	20,068,979

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

(2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation
(Expressed in United States Dollars)

U.S. GAAP Financial Information	Quarter Ended September 30, 2011	Quarter Ended September 30, 2012
Net Income / (Loss)	290,474	(18,785,001)
Net Income / (Loss) attributable to non-vested share awards	6,550	(427,587)
Net Income / (Loss) available to common shareholders	283,924	(18,357,414)
Weighted average number of common shares basic and diluted (2)	5,851,268	5,960,610
Earnings / (Loss) per common share basic and diluted (2)	0.05	(3.08)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Income / (Loss)	290,474	(18,785,001)
Non-cash depreciation due to below market acquired time charters	695,825	-
Impairment loss	740,000	-
Loss on investment in affiliate	-	17,293,266
Loss on marketable securities	-	980,430
Unrealized loss / (gain) from interest rate swaps	62,088	(433,787)
Non-cash expenses from the amortization of compensation cost recognized	1,069,468	806,753
Adjusted Net Income / (Loss) (1)	2,857,855	(138,339)
Adjusted Net Income / (Loss) attributable to non-vested share awards	64,442	(3,149)
Adjusted Net Income / (Loss) available to common shareholders	2,793,413	(135,190)
Weighted average number of common shares basic and diluted (2)	5,851,268	5,960,610
Adjusted Earnings / (Loss) per common share basic and diluted (1), (2)	0.48	(0.02)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

(2)	Adjusted to give effect to the 1 to 10 reverse stock split that became effective on November 5, 2012.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation
(Expressed in United States Dollars)

U.S. GAAP Financial Information	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
Net Loss	(11,061,826)	(17,885,810)
Net Loss attributable to non-vested share awards	(303,326)	(497,320)
Net Loss available to common shareholders	(10,758,500)	(17,388,490)
Weighted average number of common shares basic and diluted (2)	5,769,279	5,929,115
Loss per common share basic and diluted (2)	(1.86)	(2.93)
Reconciliation of Net Loss to Adjusted Net Income
Net Loss	(11,061,826)	(17,885,810)
Non-cash depreciation due to below market acquired time charters	2,064,784	-
Impairment loss	5,740,000	-
Loss on investment in affiliate	-	17,293,266
Loss on marketable securities	-	980,430
Loss on sale of vessels	14,796,471	-
Unrealized gain from interest rate swaps	(709,911)	(1,325,422)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	3,991,522	2,400,752
Adjusted Net Income (1)	14,821,040	1,463,216
Adjusted Net Income attributable to non-vested share awards	406,407	40,685
Adjusted Net Income available to common shareholders	14,414,633	1,422,531
Weighted average number of common shares basic and diluted (2)	5,769,279	5,929,115
Adjusted Earnings per common share basic and diluted (1), (2)	2.50	0.24

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

(2)	Adjusted to give effect to the 1 to 10 reverse stock split that became effective on November 5, 2012.

Paragon Shipping Inc. Unaudited Condensed Consolidated Balance Sheets As of December 31, 2011 and September 30, 2012 (Expressed in United States Dollars)
	December 31, 2011	September 30, 2012
Assets
Cash and restricted cash (current and non-current)	39,563,517	20,508,441
Other current assets	4,029,047	6,702,576
Vessels, net	268,608,363	302,415,085
Advances for vessel acquisitions and vessels under construction	63,450,706	49,038,734
Other fixed assets, net	510,042	519,259
Investment in affiliate	38,805,802	20,453,125
Loan to affiliate	15,000,000	15,000,000
Other non-current assets	2,106,460	2,352,242
Total Assets	432,073,937	416,989,462
Liabilities and Shareholders' Equity
Total debt	201,285,000	203,882,125
Total other liabilities	9,564,790	8,145,830
Total shareholders' equity	221,224,147	204,961,507
Total Liabilities and Shareholders' Equity	432,073,937	416,989,462

Paragon Shipping Inc. Unaudited Condensed Consolidated Statements of Operations For the three months ended September 30, 2011 and 2012 (Expressed in United States Dollars - except for share data)
	Three Months Ended	Three Months Ended
	September 30, 2011	September 30, 2012
Revenue
Time charter revenue	21,029,614	13,680,309
Commissions	(1,248,649)	(751,183)
Net Revenue	19,780,965	12,929,126
Expenses / (Income)
Voyage expenses	583,556	220,807
Vessels operating expenses	4,315,490	5,204,737
Dry-docking expenses	534,187	-
Management fees - related party	1,177,881	1,067,343
Depreciation	7,978,328	4,369,160
General and administrative expenses	2,324,223	2,077,779
Impairment loss	740,000	-
Bad debt provisions	83,277	-
Gain from vessel early redelivery	(118,002)	-
Loss on marketable securities	-	980,430
Other income	-	(703,422)
Operating Income / (Loss)	2,162,025	(287,708)
Other Income / (Expenses)
Interest and finance costs	(2,250,437)	(1,600,546)
Loss on derivatives, net	(1,001,274)	(309,951)
Interest income	252,631	180,049
Equity in net income of affiliate	1,092,722	540,338
Loss on investment in affiliate	-	(17,293,266)
Foreign currency gain / (loss)	34,807	(13,917)
Total Other Expenses, net	(1,871,551)	(18,497,293)
Net Income / (Loss)	290,474	(18,785,001)
Other Comprehensive Income / (Loss)
Unrealized loss on cash flow hedges	-	(353,225)
Unrealized loss on change in fair value of marketable securities	-	(273,126)
Reclassification adjustment for change in fair value of marketable securities	-	980,430
Total Other Comprehensive Income	-	354,079
Comprehensive Income / (Loss)	290,474	(18,430,922)
Earnings / (Loss) per Class A common share, basic and diluted (1)	$0.05	$(3.08)
Weighted average number of Class A common shares, basic and diluted (1)	5,851,268	5,960,610

(1) Adjusted to give effect to the 1 to 10 reverse stock split that became effective on November 5, 2012.

Paragon Shipping Inc. Unaudited Condensed Consolidated Statements of Operations For the nine months ended September 30, 2011 and 2012 (Expressed in United States Dollars)
	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2012
Revenue
Time charter revenue	75,142,817	39,536,592
Commissions	(4,225,049)	(2,180,754)
Net Revenue	70,917,768	37,355,838
Expenses / (Income)
Voyage expenses	1,025,410	350,748
Vessels operating expenses	14,328,890	14,029,628
Dry-docking expenses	2,344,248	-
Management fees - related party	3,789,819	2,989,520
Depreciation	24,888,317	12,311,777
General and administrative expenses	7,877,762	6,293,568
Impairment loss	5,740,000	-
Bad debt provisions	335,669	-
Loss on sale of assets	14,796,471	-
Gain from vessel early redelivery	(1,031,167)	-
Gain from marketable securities	-	(414,235)
Other income	-	(703,422)
Operating (Loss) / Income	(3,177,651)	2,498,254
Other Income / (Expenses)
Interest and finance costs	(7,519,048)	(4,698,416)
Loss on derivatives, net	(2,401,847)	(827,658)
Interest income	427,012	557,510
Equity in net income of affiliate	1,575,012	1,896,839
Loss on investment in affiliate	-	(17,293,266)
Foreign currency gain / (loss)	34,696	(19,073)
Total Other Expenses, net	(7,884,175)	(20,384,064)
Net Loss	(11,061,826)	(17,885,810)
Other Comprehensive Loss
Unrealized loss on cash flow hedges	-	(758,024)
Unrealized loss on change in fair value of marketable securities	-	(980,430)
Reclassification adjustment on change in fair value of marketable securities	-	980,430
Total Other Comprehensive Loss	-	(758,024)
Comprehensive Loss	(11,061,826)	(18,643,834)
Loss per Class A common share, basic and diluted (1)	$(1.86)	$(2.93)
Weighted average number of Class A common shares, basic and diluted (1)	5,769,279	5,929,115

(1) Adjusted to give effect to the 1 to 10 reverse stock split that became effective on November 5, 2012.